ING Life Insurance and Annuity Company
Variable Annuity Account C

State University of New York
Defined Contribution Retirement Plan

Supplement dated November 23, 2005 to the
Contract Prospectus, Contract Prospectus Summary and
Statement of Additional Information, each dated April 29, 2005, as supplemented

The information in this Supplement updates and amends certain information contained in the Contract Prospectus, Contract Prospectus Summary and Statement of Additional Information (SAI). You should read this Supplement along with the current Contract Prospectus, Contract Prospectus Summary, and SAI.

1. Effective December 5, 2005, the ING VP Emerging Markets Fund will be merged into the ING JPMorgan Emerging Markets Equity Portfolio (Class I). As a result of the merger, effective December 5, 2005 all references to the ING VP Emerging Markets Fund in the contract prospectus, contract prospectus summary and SAI are deleted and the ING JPMorgan Emerging Markets Equity Portfolio (Class I) is added as an investment option. After the close of business on December 2, 2005, all existing account balances invested in the ING VP Emerging Markets Fund will be transferred to the ING JPMorgan Emerging Markets Equity Portfolio (Class I).

   Unless you provide us with alternative allocation instructions, all future allocations directed to the ING VP Emerging Markets Fund will be automatically allocated to the ING JPMorgan Emerging Markets Equity Portfolio (Class I). You may give us alternative allocation instructions at any time by contacting our service center at:

   > Service Center
   > ING Life Insurance and Annuity Company
   > P.O. Box 9780
   > Providence, RI 02940-9780
   > 1-800-677-4636

   See also the Transfers section of the contract prospectus for further information about making fund allocation changes.

2. The minimum and maximum total fund operating expenses shown in the Contract Prospectus will not change with the addition of the fund in Item 1 of this supplement. Therefore, there is no change to the hypothetical examples shown in the Contract Prospectus and Contract Prospectus Summary.

3. The information regarding ING VP Emerging Markets Fund included in the Fund Expense Table beginning on page 7 of the Contract Prospectus is deleted and replaced with the following:

Fund Name	Management (Advisory) Fees	12b-1 Fee	Other Expenses	Total Annual Fund Operating Expenses	Fees and Expenses Waived or Reimbursed	Net Annual Fund Operating Expenses
ING JPMorgan Emerging Markets Equity Portfolio (Class I) [20]	1.25%	--	0.02%	1.27%	--	1.27%

4. Footnote (15) to the Fund Expense Table on page 10 of the Contract Prospectus is deleted and replaced with the following footnote (15) and footnote (20) is added as follows:

(15) ING Funds Services, LLC receives an annual administration fee (included in Other Expenses) equal to 0.10% of the Fund's average daily net assets. ING Investments, LLC has entered into a written expense limitation agreement with the Fund under which it will limit expenses of the Fund, excluding interest, taxes, brokerage and extraordinary expenses, subject to possible recoupment by ING Investments, LLC within three years. The amount of the Fund's expenses waived, reimbursed or recouped during the last fiscal year by ING Investments, LLC is shown under the heading Fees and Expenses Waived or Reimbursed. The expense limit will continue through at least May 1, 2006. In addition, effective January 1, 2005, pursuant to a side agreement, ING Investments, LLC has lowered the expense limit for the Fund to 1.18% through at least December 31, 2005. There is no guarantee that this side agreement will continue after that date. Any fees waived pursuant to the side agreement shall not be eligible for recoupment. For further information regarding the expense limitation agreements, see the Fund's prospectus.

(20) The amounts shown are estimated operating expenses for Class I shares of the Portfolio as a ratio of expenses to average daily net assets. Because the Class I shares for the Portfolio had not commenced operations as of December 31, 2004, expenses are based on the Portfolio's actual operating expenses for Class S shares, as adjusted for contractual changes, if any, and fee waivers to which Directed Services, Inc. (DSI), as adviser to the Portfolio, has agreed. Effective March 1, 2004, the management fee structure for ING JPMorgan Emerging Markets Equity Portfolio was revised. Through a "bundled fee" arrangement, DSI, the Trust's manager, is paid a single fee for advisory, administrative, custodial, transfer agency, auditing and legal services necessary for the ordinary operation of the Portfolio. The Portfolio would also bear any extraordinary expenses.

5. The following information is added to Appendix IV – Fund Descriptions in the Contract Prospectus.

Fund Name	Investment Adviser/ Subadviser	Investment Objective(s)/Summary of Principal Investment Strategies
ING Investors Trust – ING JPMorgan Emerging Markets Equity Portfolio (Class I shares)	Directed Services, Inc. Subadviser: J.P. Morgan Investment Management Inc.	Seeks capital appreciation. Normally invests at least 80% of its assets in securities of issuers located in at least three countries with emerging securities markets. May also invest to a lesser extent in debt securities of issuers in countries with emerging markets. May also invest in high-quality, short-term money market instruments and repurchase agreements.

6. The following information is added to the Fund Expense Table beginning on page 10 of the Contract Prospectus Summary.

	Column 1	Column 2	Column 3	Column 4	Column 5
Fund Name	**Mortality and Expense Risk Charge**	**Administrative Expense Charge**	**Total Subaccount Annual Charges**	**Total Annual Fund Operating Expenses**	**Total Operating Expenses (Subaccount Plus fund Expenses)**
ING JPMorgan Emerging Markets Equity Portfolio (Class I)	0.75%	0.25%	1.00%	1.27%	2.27%

Securities offered through ING Financial Advisers, LLC (Member SIPC), 151 Farmington Avenue, Hartford, CT 06156, or through other Broker-Dealers with which it has a selling agreement.